Filed by: Leap Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Leap Therapeutics, Inc.

Commission File Number: 333-213794

Leap Therapeutics Presents Data from Phase 1 Study of GITR Agonist

•                  Data Presented During the Presidential Session at the Society for Immunotherapy of Cancer (SITC) 2016 Annual Meeting

Cambridge, MA — November 12, 2016 — Leap Therapeutics, Inc. today announced the presentation of data from its Phase 1 clinical trial of TRX518 in patients with advanced relapsed or refractory solid tumors. Roberta Zappasodi, Ph.D., Parker Institute Scholar and Research Scholar in the Ludwig Collaborative Laboratory at  Memorial Sloan Kettering Cancer Center, a site participating in the Phase 1 study, led an oral presentation during the Presidential Session entitled “Analysis of pharmacodynamic biomarkers in the first-in-human trial of GITR co-stimulation with the agonist antibody TRX-518 in advanced solid cancer patients.”

Data from the trial showed that a single-dose of TRX518 is associated with a reduction in immunosuppressive cells, known as regulatory T cells, inside patients’ tumors and in circulating blood.

The research collaboration with Leap is led by Dr. Taha Merghoub, Ph.D., Associate Attending Lab Member of the Ludwig Collaborative Laboratory at the Memorial Sloan Kettering Cancer Center. Dr. Merghoub said, “These are the first cases of a GITR agonist modulating T-cell activity in advanced cancer patients. These early data suggest that GITR stimulation may become an important immunotherapeutic tool alongside other cancer therapies.”

The data presented were among the results of a Phase 1 single dose study conducted by lead investigators Jedd Wolchok, M.D. Ph.D., Chief of Melanoma and Immunotherapeutics Service at Memorial Sloan Kettering Cancer Center and Henry Koon, M.D., Disease Team Leader, Melanoma, UH Cleveland Medical Center, and Vamsidhar Velcheti, M.D., Assistant Professor, Taussig Cancer Institute, Cleveland Clinic.

Leap is continuing to enroll patients with advanced solid tumors in two clinical studies to assess the safety, pharmacokinetics, pharmacodynamics, and efficacy of TRX518 when dosed at various dose levels and frequencies.

About Leap Therapeutics

Leap Therapeutics’s most advanced clinical candidate, DKN-01, is a humanized monoclonal antibody targeting the Dickkopf-1 (DKK1) protein. DKN-01 is in clinical trials in patients with esophageal cancer in combination with paclitaxel and in patients with cholangiocarcinoma in combination with gemcitabine and cisplatin. Leap’s second clinical candidate, TRX518, is a novel, humanized GITR agonist monoclonal antibody designed to enhance the immune system’s anti-tumor response.  Leap has signed a Merger Agreement with Macrocure Ltd (Nasdaq: MCUR) which is expected to result in Leap becoming a public company.  For more information about Leap Therapeutics or the merger with Macrocure, visit http://www.leaptx.com or our public filings with the SEC that are available via EDGAR at http://www.sec.gov.

FORWARD LOOKING STATEMENTS

Some of the statements in this release are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties.  These statements relate to the potential merger with Macrocure Ltd, future events of Leap’s preclinical and clinical development of DKN-01, TRX518 and other programs, future expectations, plans and prospects.  Although Leap believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements.  Leap has attempted to identify forward looking statements by terminology including ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘intends,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘approximately’’ or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.  These statements are only predictions and involve known and unknown risks, uncertainties, and other factors.  Any forward looking statements contained in this release speak only as of its date.  We undertake no obligation to update any forward-looking statements contained in this release to reflect events or circumstances occurring after its date or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Merger or otherwise.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the Merger Agreement with Macrocure Ltd (Nasdaq: MCUR) which is expected to result in Leap becoming a public company, Leap has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a preliminary prospectus and plans to file other relevant documents relating to the proposed merger and combined company.  Macrocure intends to file a current report on Form 6-K containing its proxy statement and other documents relating to the proposed merger.  This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure may file with the SEC or send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed by Leap and Macrocure with the SEC (when available) at the SEC’s website at www.sec.gov.  Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617)-714-0360.  Copies of documents filed by Macrocure may be obtained for free by contacting Macrocure Investor Relations by mail at Macrocure Ltd., 25 Hasivim Street, Kiryat Matalon, Petach Tikva 4959383, Israel, Attention: Investor Relations, by telephone at +(972)-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/.  The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

CONTACT:

Douglas E. Onsi

Chief Financial Officer

Leap Therapeutics

donsi@leaptx.com

617-714-0360